Mail Stop 3561

July 20, 2007

Mr. Richard A. Baron
Executive Vice President, Chief Financial Officer
eResearch Technology, Inc.
30 South 17th Street
Philadelphia, PA 19103

       Re: eResearch Technology, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed March 7, 2007
            Form 10-Q for Fiscal Quarter Ended March 31, 2007
            Filed May 4, 2007
            File No. 0-29100

Dear Mr. Baron:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 9A. Controls and Procedures, page 35

1.   We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Consolidated Statements of Cash Flows, F-8

2.   We note that you have classified the "cost of sales of equipment" as a reconciling item in the operating section. Please explain to us the circumstances under which you are selling equipment and justify the classification of this item in the statement of cash flows.

Notes to Consolidated Financial Statements

1. Background and Summary of Significant Accounting Policies

Revenue Recognition, F-10

3.   It appears that "Site support" which includes revenue earned from the rental and sale of equipment is a significant component of total revenue. Please provide the disclosure required by paragraph 23(b) of SFAS No. 13 as applicable.

Form 10-Q for the three months ended March 31, 2007

Item 4. Controls and Procedures, page 21

4.   We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies